Northwestern Mutual Series Fund, Inc.

720 East Wisconsin Avenue

Milwaukee, Wisconsin 53202

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention: Tony Burak

Re:	Northwestern Mutual Series Fund, Inc. (“Registrant”)

File Nos. 002-89971/811-3990

Edgar CIK No. 0000742212

Dear Mr. Burak,

On August 20, 2013, the Controller of the Registrant spoke with Mr. Burak of the Securities and Exchange Commission (“SEC”) staff (“Staff”), who relayed comments about certain information contained in the Registrant’s Form N-CSR for the period ended 12/31/12, Form N-SAR for the period ended 12/31/12 and Form N-1A dated 5/1/13 (sometimes referred to hereinafter collectively as the “Regulatory Filings”). Those comments, and the Registrant’s responses, are below.

Comments on Form N-CSR

Question 1: The Staff notes that certain of the Registrant’s portfolios hold securities categorized as Level 3 securities pursuant to the fair value hierarchy established by the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Codification (“Level 3 Securities”), but that certain required disclosures relating to Level 3 Securities such as sensitivity analysis or the roll forward of Level 3 assets are not present. If the disclosures were omitted due to materiality, please indicate what materiality threshold was utilized.

Response 1: The Registrant utilizes a threshold of 1% of net assets to determine materiality. Based on this policy, certain of the Level 3 disclosures were not included for Level 3 holdings determined to be immaterial.

Question 2: The Staff notes that shareholder activity did not roll utilizing the ending shares from 2011 and the activity from the statement of changes in net assets for the following portfolios: International Growth, Research International Core, and International Equity. Please provide the correct numbers.

Response 2: The Registrant acknowledges that the ending share balance for shareholder activity stated in shares was missing the adjustment for 12/31/12 activity. The correct ending shares (in thousands) are: 272,943 for International Growth, 314,488 for Research International Core and 828,198 for International Equity.

Question 3: The Staff notes that certain portfolios are subject to fee waivers. Please indicate whether any such waivers are subject to recoupment.

Response 3: The Registrant notes that none of the waivers are subject to recoupment.

Comments on Form N-1A

Question 4: Please indicate whether the line item titled “Acquired Fund Fees and Expenses” included in the Fees and Expenses Table of the Registrant’s May 1, 2013 Prospectus for the Commodities Return Strategy Portfolio includes the expenses of the Portfolio’s wholly owned subsidiary (“Subsidiary”).

Response 4: The Registrant notes that the Subsidiary’s expenses are included in the “Acquired Fund Fees and Expenses” line item of the Portfolio’s Fees and Expenses table, as confirmed to the Staff by the Registrant in correspondence filed on April 30, 2013 in response to Staff comments to Post Effective Amendment No. 49 to the Registrant’s Registration Statement. As previously described by the Registrant in its correspondence with the SEC on April 29, 2011 in response to Staff comment B.2., the Registrant believes that disclosing the Subsidiary’s expenses as Acquired Fund Fees and Expenses rather than reflecting the expenses on a consolidated basis more closely complies with Instruction 3(f)(1) to Item 3 of Form N-1A. The Registrant notes that, regardless of which approach is taken, the Portfolio’s net ratio remains 0.95%.

Question 5: Please explain how Acquired Fund Fees and Expenses (the Subsidiary’s expenses) are treated for purposes of the expense reimbursement and fee waiver agreements discussed in footnote (3) to the Fees and Expenses Table for the Commodities Return Strategy Portfolio contained in the Registrant’s May 1, 2013 Prospectus.

Response 5: The Registrant notes that, pursuant to the advisory fee waiver agreement, the Portfolio’s investment adviser first waives its management fee in an amount equal to the management fee paid to it by the Subsidiary. Thereafter, pursuant to the expense limitation agreement, the Portfolio’s investment adviser will reimburse the Portfolio for the Portfolio’s and the Subsidiary’s remaining consolidated expenses which exceed an annual rate of 0.95% of the Portfolio’s average net assets, excluding taxes, brokerage, other investment-related costs, interest and dividend expenses and charges and extraordinary expenses. The Registrant notes that management fees are not excluded from the application of the expense limitation agreement. The term “other investment-related costs” is intended to refer to other costs associated with trading portfolio securities (e.g., transfer taxes).

Question 6: The Staff notes that footnote (3) to the Fees and Expenses Table for the Balanced Portfolio contained in the Registrant’s May 1, 2013 Prospectus indicates that the investment adviser has entered into a written agreement to waive a portion of its management fee such that its management fee on assets invested in Underlying Portfolios is 0.05%. The Staff notes that this does not match what was reflected in the financial highlights at 12/31/12.

Response 6: The Registrant notes that the Fees and Expenses Table reflects restated expenses in accordance with Instruction 3(d)(ii) to Item 3 of Form N-1A, while the financial highlights reflect the impact of actual waivers at 12/31/12. Expenses were restated based on the Registrant’s estimation of the impact of the Portfolio’s increased investments in Underlying Funds in 2013.

Question 7: The Staff notes the same issue with respect to the Asset Allocation Portfolio.

Response 7: Please refer to the Registrant’s Response 6.

Comment on Form N-SAR

Question 8: The Staff notes that the question 74W of the 12/31/12 NSAR was missing the Mark-to-market net asset value per share for the Money Market Portfolio.

Response 8: The Registrant acknowledges it inadvertently omitted this information. The Mark-to-market net asset value per share that should have been entered was 1.0001.

On behalf of the Registrant, this letter sets forth the representations requested by the SEC Staff with respect to the Regulatory Filings.

The Registrant acknowledges that:

—	The Registrant is responsible for the adequacy and accuracy of the disclosure in the Regulatory Filings;

—

The SEC Staff comments or changes to disclosure in response to Staff comments in the Regulatory Filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Regulatory Filings; and

—	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call the undersigned should you require any additional information about the Regulatory Filings.

Very truly yours,

Northwestern Mutual Series Fund, Inc.

/s/ BARBARA E. COURTNEY

By:  Barbara E. Courtney, Controller